

GenesisAI

THE GLOBAL AI
API MARKETPLACE

WHAT IS THE PROBLEM

There are thousands of API's out there but because each API has its own networking protocols, structure, and data format, discovering and connecting to the right API is very difficult and takes lots of time. The problem is especially high in magnitude when it comes to AI-related APIs.

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WHAT IS THE SOLUTION

GenesisAI allows developers to discover, test, and integrate various AI related APIs. Developers can see the demo of the API, test them right from their browser, subscribe to API, and then integrate one by copying a code snippet.

PRODUCT WALKTHROUGH

CLICK THE LINK BELOW

[WATCH VIDEO](#)

3.



VISION

BECOME GO-TO PLACE FOR
ALL THINGS AI



CROSS-PROVIDER TRANSFER LEARNING

ALLOWING MULTI-AI AGENT INTERACTIONS

Speech Recognition   +   Translation   =   Speech Translation

5.



COMPETITIVE ADVANTAGES

Better quality through Validation Accuracy, Ensembling + Distillation, and Cross-Provider Transfer Learning

Lower prices through removing intermediaries and increasing the supply of AI products and services.

6.

HIGH QUALITY AI

We believe, we are Increasing the quality of AI products by up to 70%

Ensemble Learning + distillation – we average model outputs for the best accuracy.

Validation Accuracy – buyers upload sample data with correct results. GenesisAI tests different models to find the best one.

Cross-Provider Transfer Learning – allowing multi-AI agent interaction. E.g. Speech recognition + language translation = Speech translation.

7.



TEAM



Archil Cheishvili
CEO
Harvard College
(Economics)
Bridgewater
Associates



Mena Gadalla
Chief Scientist

Harvard University
(PHD in Applied Physics)



Artiom Bell
Software Engineer

Salesforce
American Express



Griffin Bishop
Software Engineer

Amazon Robotics
Wayfair

ADVISORS





Prof. Thomas Magnanti

Former Dean of Engineering, MIT



Neil Flanzraich

Director, Chipotle



Prof. Minlan Yu

Harvard SEAS



Prof. Elie Ofek

Harvard Business School

MARKET SIZE

2020

$210B

2030

$2.8T

Source: Transparency Market Research

BUSINESS MODEL

30% OF MARKETPLACE
TRANSACTIONS



TRACTION

Generating Revenue

1,700+ users

Raised $4.8M

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GENESISAI

A MARKETPLACE FOR ALL THINGS AI

CHEAPER AND HIGHER QUALITY AI PRODUCTS

FOR MORE INFORMATION CONTACT:
ARCHIL@GENESISAI.IO

Section 111, Row 15 - Seat 24
Section 111, Row 15 - Seat 25

